NITED STATES
AND EXCHANGE COMMISSION
shington, D.C. 20549

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AB 2/27

FORM X-17A-5
PART III

SEC FILE NUMBER
8-23378

FACING PAGE
Information Required of Brokers and Dealers Pursuant to
Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** AND ENDING **12/31/2007**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BALANCED FINANCIAL SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4A LAKEWAY

(No and Street)

ROCKWALL   **TEXAS**   **75032**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN J. COHEN   **972-771-6783**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP

(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115,   **DALLAS, TEXAS**   **75240-4253**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ___Martin J. Cohen___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **BALANCED FINANCIAL SECURITIES CORPORATION** as of **DECEMBER 31, 2007,** are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes In Financial Condition.
☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's
        Capital.
☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net
        Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve
        Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
        with respect to methods of consolidation.
☒ (l) An Oath of Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have
        existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

      ** For conditions of confidential treatment of certain portions of this filing, see section
         140.17a-5(e)(3).

BALANCED FINANCIAL SECURITIES CORPORATION

ROCKWALL, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS

BALANCED FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

**BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS**

We have audited the accompanying statement of financial condition of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BALANCED FINANCIAL SECURITIES CORPORATION** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

January 29, 2008

Members American Institute and Texas Society
of Certified Public Accountants

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 5,776
Deposit with clearing organization	6,708
Marketable Securities, at market value	105,050
	$ 117,534

LIABILITY AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:

Common stock, 1,000,000 shares of $.10 par value authorized and 80,000 shares issued and outstanding	$ 8,000	
Additional capital	70,869	
Retained earnings	38,665	
Total stockholder's equity		$ 117,534
		$ 117,534

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

REVENUES:

Commissions	$ 20,710	
Investment gain	47,861	
Total revenues		$ 68,571

COSTS AND EXPENSES:

Commissions	24,000	
Rent	7,200	
Professional services	2,336	
Regulatory fees	1,065	
Total costs and expenses		34,601
NET INCOME		$ 33,970

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2006	$ 8,000	$ 70,869	$ 48,695	$ 127,564
Net income			33,970	33,970
Stockholder distributions			(44,000)	(44,000)
Balances at December 31, 2007	$ 8,000	$ 70,869	$ 38,665	$ 117,534

The accompanying notes are an integral part of the financial statements.

- 4 -

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

Balance at December 31, 2006 $ -0-

   Increases -0-

   Decreases -0-

Balance at December 31, 2007 $ -0-

The accompanying notes are an integral part of the financial statements.

BALANCED FINANCIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:

Net income $ 33,970

Adjustments to reconcile net loss to net
   cash provided by operating activities:
      Changes in operating assets and liabilities:
         Increase in deposit with
            clearing organization   (272)

Net cash provided by operating activities $ 33,698

INVESTING ACTIVITY:

Decrease in marketable securities owned   11,988

FINANCING ACTIVITY:

Stockholder distributions   (44,000)

Increase in cash   1,686

Cash at December 31, 2006   4,090

Cash at December 31, 2007 $ 5,776

BALANCED FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

A. COMPANY:

BALANCED FINANCIAL SECURITIES CORPORATION, incorporated on September 20, 1978, is a member of the National Association of Securities Dealers, Inc. and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities** - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Income Taxes** - The Company and the stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the stockholder and are taxed based on his personal tax strategy.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $101,773 which was $96,773 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1.

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS

We have audited the accompanying financial statements of **BALANCED FINANCIAL SECURITIES CORPORATION** as of and for the year ended December 31, 2007, and have issued our report thereon dated January 29, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates, LLP

January 29, 2008

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital $ 117,534

Add:
    Other deductions or allowable credits   - 0 -

Total capital and allowable subordinated liabilities   117,534

Deductions and/or charges:
    Non-Allowable assets   - 0 -

Net capital before haircuts on securities positions   117,534

Haircuts on securities (computed, where applicable,
    pursuant to rule 15c3-1(f))   15,761

Net Capital $ 101,773

Aggregated Indebtedness $ - 0 -

(Continued)

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2007

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total
   aggregate indebtedness) $ - 0 -

Minimum dollar net capital requirement of
   reporting broker or dealer $ 5,000

Net capital requirement (greater of above two
   minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 96,773

Excess net capital at 1000% $ 101,773

Ratio of aggregate indebtedness to net capital   .0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited)
   Focus report $ 101,742

Audit adjustments   31

NET CAPITAL $ 101,773

BALANCED FINANCIAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firm: SWS, Inc.

BALANCED FINANCIAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

Hendricks, Graves and Associates, LLP
Certified Public Accountants

972-234-3333
Suite 115, 14001 Goldmark Drive
Facsimile 972-234-3331
Dallas, Texas 75240-4253
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
BALANCED FINANCIAL SECURITIES CORPORATION
ROCKWALL, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **BALANCED FINANCIAL SECURITIES CORPORATION,** for the year ended December 31, 2007, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

January 29, 2008

END